SYNERGY RESOURCES CORPORATION
                                20203 Highway 60
                              Platteville, CO 80651
                                 (970) 737-1073



                                October 18, 2011


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Synergy Resources, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            File No. 333-172576


     Synergy   Resources,   Inc.   requests   that   Amendment   No.  1  to  the
above-captioned registration statement be withdrawn.

     The reason for this request is the amendment was filed using an incorrect file number.

     No securities were sold by means of the registration statement.


                                    Very truly yours,

                                    /s/ Ed Holloway
                                    --------------------------
                                    Ed Holloway, President
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